SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

StepStone Group Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

85914M107
(CUSIP Number)

H. Steven Walton Frederic Dorwart, Lawyers PLLC 124 East Fourth Street Tulsa, Oklahoma 74103 (918) 583-9922
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Argonaut Private Equity, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,432,858

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,432,858

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

1	NAMES OF REPORTING PERSONS
Argonaut Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,432,858

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,432,858

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Sanford Energy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,830,328

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,830,328

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,830,328

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,432,858

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,432,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,432,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Robert A. Waldo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,500

	8	SHARED VOTING POWER
6,432,858

	9	SOLE DISPOSITIVE POWER
62,500

	10	SHARED DISPOSITIVE POWER
6,432,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,495,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:

1.	Argonaut Private Equity, L.L.C. (“Argonaut PE”);
2.	Argonaut Holdings, L.L.C. (“Argonaut Holdings”);
3.	Sanford Energy, Inc. (“Sanford”);
4.	George B. Kaiser (“Mr. Kaiser”); and
5.	Robert A. Waldo (“Mr. Waldo”).

The foregoing persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single. joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Sanford and Mr. Waldo expressly disclaim membership in any group.

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an exchange agreement with the direct partners of StepStone Group LP (the “Partnership”), including Argonaut Holdings and Sanford, that entitled those partners (and certain permitted transferees thereof) to exchange their Class B units in the Partnership (the “Class B Units”) together with an equal number of shares of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”) for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash.

(a)	As of the date of this statement:
(i)	Argonaut Holdings beneficially owns 6,432,858 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;
(ii)
Argonaut PE may be deemed to beneficially own the 6,432,858 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as the manager of Argonaut Holdings;

(iii)	Sanford beneficially owns 3,830,328 shares of Class A Common Stock as the direct holder of a corresponding number of Class B units; and
(iv)
Mr. Kaiser beneficially owns the 6,432,858 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as the majority owner of Argonaut PE, which is the manager of Argonaut Holdings; and

(v)
Mr. Waldo beneficially owns 62,500 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units and may be deemed to beneficially own the 6,432,858 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as a manager and Vice President of Argonaut PE, which is the manager of Argonaut Holdings.

In addition, Argonaut PE owns a minority equity interest in Sanford. Argonaut PE, Mr. Kaiser and Mr. Waldo disclaim any beneficial ownership over securities held by Sanford.  Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.

(b), (c)

•	The principal business address of the Reporting Persons is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	The principal business of Argonaut PE and Argonaut Holdings is to engage in the acquisition, retention, holding and divestment of investments.
•	The principal business of Sanford is to engage in the acquisition, retention, holding and divestment of investments.
•	Mr. Kaiser is the sole member of Argonaut PE. The principal occupation for Mr. Kaiser is a private investor.
•
Mr. Waldo is an adviser to Sanford, a manager and Vice President of Argonaut PE and the President of Kaiser-Francis Oil Company. Mr. Waldo also serves as a member of the board of directors of the Issuer.

(d) - (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

•	Argonaut PE is a limited liability company organized under the laws of the State of Oklahoma.
•	Argonaut Holdings is a limited liability company organized under the laws of Oklahoma.
•	Sanford is a Delaware corporation.
•	Messrs. Kaiser and Waldo are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an exchange agreement with the direct partners of the Partnership, including Argonaut Holdings and Sanford, that entitled those partners (and certain permitted transferees thereof) to exchange their Class B Units in the Partnership together with an equal number of shares of the Issuer’s Class B Common Stock for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash.

Item 4.	Purpose of Transaction

The Reporting Persons acquired, and presently hold, Class B Common Stock and the Class B Units for investment purposes.

Argonaut Holdings, Sanford and Mr. Waldo each have entered into lock-up agreements pursuant to which they have agreed that, prior to March 15, 2021, they will not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock, as well as any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4. In addition, because certain of the Reporting Persons are members of the Board of Directors of the Issuer, such Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4.  Each of the Reporting Persons who are members of the Board of Directors of the Issuer disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Number of Securities Sold in Past 60 Days(2)

Argonaut PE	6,432,858	18.0%	-
Argonaut Holdings	6,432,858	18.0%	3,830,328
Sanford	3,830,328	11.6%	-
Mr. Kaiser	6,432,858	18.0%	-
Mr. Waldo	6,495,358	18.2%	-

(1)
Based on 29,237,500 shares of Class A Common Stock issued and outstanding upon the closing of the Issuer’s IPO, and assuming all outstanding Class B Units beneficially owned by the Reporting Persons were exchanged for shares of Class A Common Stock on a one-for-one basis.

(2)	Sales by Argonaut Holdings to the Issuer in connection with the IPO are reported as direct sales for purposes of this column. See Item 5(c) below.

(c) On September 18, 2020, the Issuer used a portion of the proceeds from the IPO to purchase shares of Class B Common Stock and Class B Units in Partnership, including those indicated above, in the quantities set forth in the table above, at a price equivalent to $18.00 for one share of Class B Common Stock and one Class B Unit.

(d) Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing partners of the Partnership, including Argonaut Holdings and Sanford, obtained beneficial ownership of Class B Units in the Partnership together with an equal number of shares of the Issuer’s Class B Common Stock.

Pursuant to the Eighth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of September 18, 2020 (the “Partnership Operating Agreement”) and the exchange agreement described above, Argonaut Holdings and Sanford may exchange their Class B Units for shares of Class A Common Stock on a one-for-one basis, or at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein.

The exchange agreement contains certain timing and volume limitations on exchanges of units held by the Issuer’s senior employees and certain large Class B stockholders, including Argonaut Holdings and Sanford: no exchanges will be permitted until after the first anniversary of the closing date of the IPO, and then exchanges may not exceed one-third of their original holdings prior to the second anniversary of the closing and two-thirds of their original holdings prior to the third anniversary. After the third anniversary of the closing date, these limitations expire. Under the exchange agreement, the board of directors of the Issuer may waive these limitations in its discretion.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain large institutional Class A stockholders and certain Class B stockholders, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the Class B Units. The registration rights agreement also provides for customary piggyback rights.

Argonaut Holdings, Sanford and Mr. Waldo each have entered into lock-up agreements pursuant to which they have agreed that, prior to March 15, 2021, they will not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock, as well as any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

The Issuer entered into a tax receivable agreement with certain continuing partners of the Partnership effective as of the closing of the IPO that provides for the payment by the Issuer to certain continuing partners of the Partnership of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of partnership units in the Partnership.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the form of lock-up agreement, the Partnership Operating Agreement, the tax receivable agreement, the exchange agreement and the registration rights agreement, filed herewith as Exhibits 2, 3, 4, 5 and 6, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.	Eighth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).
4.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).
5.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).
6.	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020

ARGONAUT PRIVATE EQUITY, L.L.C.	ARGONAUT HOLDINGS, L.L.C.
By: ARGONAUT PRIVATE EQUITY, L.L.C.
/s/ Frederic Dorwart	Its Manager
Frederic Dorwart
Manager	/s/ Frederic Dorwart
Frederic Dorwart
SANFORD ENERGY, INC.	Manager

/s/ Frederic Dorwart	/s/ Frederic Dorwart, Attorney-in-fact
Frederic Dorwart	GEORGE B. KAISER
President

/s/ Robert A. Waldo
ROBERT A. WALDO